# PARSONS/BURNETT/BJORDAHL LLP

## ATTORNEYS

James B. Parsons
jparsons@pblaw.biz

July 1, 2009

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington D.C. 20548

      Re:    Diversified Bio-Medics, Inc.
               Registration Statement on Form 10-12G, filed May 5, 2009
               File No. 000-53663

Dear Mr. Riedler:

Please be advised that Diversified Bio-Medics, Inc. (the "Company") hereby respectfully requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act"). The Registration Statement was originally filed on November 3, 2008.

The Company is in the process of revising its registration statement and accompanying financial statements in order to adequately address certain comments received by the Company from the SEC. Accordingly, the Company respectfully requests that the SEC grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible. The Company also respectfully requests that all filing fees submitted to the SEC in connection with the filing of the Registration Statement be applied to any future filing of the Company on Form 10.

Please contact this office with any additional questions in this regard.

Very truly yours.

PARSONS/BURNETT/BJORDAHL, LLP



James B. Parsons
JBP:aqs